STATEMENT RE MARKET RUMOURS

Luxembourg, 17 March 2009 (12:30 CET) - In response to an article that was published in the Financial Times this morning, ArcelorMittal would like to state that the rumours mentioned within this article are not true.

ArcelorMittal has a successful debt reduction programme in place and does not need to raise additional capital through a rights issue at this time. The Company has not retained any specific advisors for this purpose and the rumours within this article are without foundation and speculative. However the Company will continue to review and consider all options as is only prudent given the current challenging operating environment.